               S O N F I E L D  &  S O N F I E L D
                    A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-6666 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director Robert@sonfield.com Erin Willis Legal Assistant Erin@sonfield.com

By overnight delivery and EDGAR

December 24, 2008

Ms. Jessica Plowgian
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

RE:	Integrated Media Holdings, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed December 15, 2008
File No. 1-16381

Dear Ms. Plowgian:

This letter is in response to your comments about the captioned filing dated December 23, 2008.  We will address each of your comments in the order presented and, for your convenience; we will restate each of your comments before our response.

The revised preliminary 14C, clean and with revision marks, is filed with EDGAR.  In addition this letter is filed as correspondence with EDGAR and we will overnight to you one copies of each (without exhibits) with the changes in the amended 14C marked.

For your convenience and the convenience of the public, we have added a table of contents to each section with the page numbers hyperlinked to the related page and each page hyperlinks back to the table of contents.

General

1.
We note your response to comment one from our letter dated December 11, 2008. With a view to disclosure please tell us in your response letter which shareholders approved the actions by written consent and the corresponding amount of shares held by each person that was counted toward majority approval. Also tell us whether any of the consenting shareholders is affiliated with the company.

The last five names in the following table are affiliates.
Name and Address of Beneficial Owner	Total Voting Shares Based on All Voting Shares Outstanding	Total %
WEM Equity Capital Investments, Ltd.	3,484,797	3.90%
Briarpatch, Ltd.	3,484,797	3.90%
Donald Sapaugh	2,131,352	2.40%
Hunter Carr	2,104,639	2.40%
First Sage Equity, Inc.	2,428,430	2.70%
Phillip Johnson	2,023,691	2.30%
Jukka Tolonen	1,944,768	2.20%
Fairfield Financing, Inc.	2,428,430	2.70%
William L. Sklar, Director	125,000	1.1%
Rena’ A Schena, Chief Executive Officer,	14,999,950	16.80%
Mark Schena, Director & President	5,000,100	5.60%
Todd Martinsky, Director & EVP	968,539	1.10%
Paul K. Haje, Director of Advertising and Public Relations	9,999,850	11.20%
TOTAL	55,999,443	62.8%

2.
We note your response to comment two from our letter dated December 11, 2008. There are still statements in your preliminary information statement that the shareholder ratification will occur at a future date. For example, please see your answer to the second question on page six. Please correct all such references.

The information statement has been revised in response to your comment.

3.
We note that your issuance of 12,478,357 post reverse stock split shares of your common stock appears to be dependent upon the reincorporation of the company and the resulting increase in your authorized shares. Please revise your preliminary information statement to provide all disclosure required by Item 12 of Schedule 14A, including Item 13(a), as applicable. See Note A to Schedule 14A. We may have further comments once you have revised your preliminary information statement.

The 12,478,357 shares are issuable upon conversion of the convertible debt and series A preferred.  There is no time specified for conversion because the timing is at the option of the holder.  Additionally, there is presently 100,000,000 shares authorized and 16,419,962 issued and outstanding.  Therefore, issuance of the shares is not dependent upon the reincorporation and the increase in authorized shares.  As a result, no revision to the information statement is appropriate.

Summary, page 4

4.
 We note your response to comment six from out letter dated December 11, 2008. Please provide disclosure about the amendments to the preferred stock in this section, as such information is required to be disclosed to the shareholders pursuant to state law. In addition, please disclose your apparent failure to comply with Rule 14c-2 when you filed the amendments to the certificates of designation for the preferred stock with the Secretary of State of Delaware. This disclosure should include an explanation of why you failed to comply with Rule 14c-2 and the potential consequences of your non-compliance.

Rule 14c-2(a)(1) provides: “In connection with every annual or other meeting of the holders of the class of securities registered pursuant to section 12 of the Act or of a class of securities issued by an investment company registered under the Investment Company Act of 1940 that has made a public offering of securities, including the taking of corporate action by the written authorization or consent of security holders, the registrant shall transmit to every security holder of the class that is entitled to vote or give an authorization or consent in regard to any matter to be acted upon and from whom proxy authorization or consent is not solicited on behalf of the registrant pursuant to section 14(a) of the Act.” (emphasis added).

Inasmuch as neither the series A preferred stock nor the series C preferred stock is a class of securities registered pursuant to section 12of the Act, Rule 14c is not applicable to amendments to the preferred stock.

Questions and Answers

5.
We note your response to comment eight from our letter dated December 11, 2008. Please indicate where you have included the additional disclosure indicating how many shares will be held by the “Majority Shareholders” after the consummation of the transactions contemplated by this preliminary information statement.

The table entitled “Information Regarding Beneficial Ownership of Principal Shareholders, Directors and Management Following the Reverse Stock Split and Reincorporation” in the penultimate column discloses the five officers and directors who will the “Majority Shareholders.”

Outstanding Shares and Voting Rights, page 9

6.
We note your response to comment 11 from our letter dated December 11, 2008. Please revise your disclosure to indicate the number of parties that will receive shares of common stock in connection with this issuance of shares.

The introductory paragraph to the table on page 20 has been revised to disclose the number of shareholders of each class voting.

7.
The revised disclosure immediately following the table on page ten indicates that 10,711,812 shares will be issued on connection with the cancellations, whereas the first question on page seven of your preliminary information statement indicates that 12,478,357 shares will be issued in connection with the cancellations. Please clarify this discrepancy.

The paragraph immediately following the table on page 11 has been revised to explain that the 12,478,357 shares represents a combination of 10,711,812 shares issuable upon conversion of debt and the remaining 1,766,545 is issuable upon conversion of the Series A preferred owned only by the holders of the debt, that is less than all of the Series A preferred stock.

8.
We note your revised disclosure in response to comment 12 from our letter dated December 11, 2008. Please either remove the reference to your “cure” of the issuance of undesignated shares, or disclose your basis for believing that you cured the issuance under Delaware General Corporation Law and have no potential outstanding liability associated with such share issuance.

The reference to “cure” has been removed.

9.
We note your response to comment 13 from our letter dated December 11, 2008 and your revisions to this table. In connection with the additional disclosure requested by comment three of this letter, please further revise the table of beneficial ownership on page 15 to include footnote disclosure to explicitly disclose how the cancellations and subsequent stock issuance will result in each of the ownership amounts reflected in this table. For example, explain how WEM’s current ownership of 71,946 shares of common stock and 355,505 shares of preferred stock (which would result in 2,398.2) shares of common stock after the stock split plus an additional 113,761.6 shares of common stock upon conversion of the Class A preferred stock), becomes 2,000,000 shares of common stock after the transactions contemplated by the preliminary information statement, as reflected in this table. Such disclosure should include how many shares WEM will be receiving pursuant to the conversion of the convertible debt.

Footnotes to the table on page 17 have been revised in response to your comment.

All persons who are responsible for the accuracy and adequacy of the disclosure in the filing have undertaken be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. The company and its management understand that they are in possession of all facts relating to a company’s disclosure and they are responsible for the accuracy and adequacy of the disclosures they have made.

Very truly yours,

Robert L. Sonfield, Jr.
Managing Director

Cc: Rene’ Schena, Chief Executive Officer
Integrated Media Holdings, Inc.

The Loev Law Firm, PC
Attn: David M. Loev, Esq.